06050111

**ANNUAL AUDITED REPORT FORM X-17A-5 PART III**

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC FILE NO. 8- 5043

REPORT FOR THE PERIOD BEGINNING 7/1/05 (MM / DD / YY) AND ENDING 6/30/06 (MM / DD / YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

John A Siberell & Co

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Key Bank Bldg
Suite 824
202 So Michigan St (No. and Street)
South Bend, IN 46601

(City) (State) (Zip Code)

PROCESSED
SEP 29 2006
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don and/or John Siberell 1 574 232 4855
(Area Code — Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
*(Name - - if individual, state last, first, middle name)*

Kruggel, Lawton & Co LLC CPAs

53633 County Road 7 Elkhart, IN 46514

(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC PROCESSING SECTION
RECEIVED
AUG 30 2006
WASH, D.C.
160

SEC 1410 (1-78)

## OATH OR AFFIRMATION

I, John A Siberell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John A Siberell & Co, as of 6/30/2006, 19 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Partner

Title

Notary Public

PAULETTA P. GREEN
A Resident of St. Joseph County, IN
My Commission Expires
November 13, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ANNUAL REPORT
June 30, 2006

## CONTENTS

**Kruggel, Lawton & Company, LLC**
*Accountants and Advisors*

Phone 574.264.2247
Fax 574.266.0965

53633 CR 7
Elkhart, IN 46514

www.klcpas.com

# REPORT OF INDEPENDENT AUDITORS

To the Partners
John A. Siberell & Co.
South Bend, Indiana

We have audited the accompanying statement of financial condition of John A. Siberell & Co. as of June 30, 2006 and the related statements of income, changes in partnership capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John A. Siberell & Co. as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,

Kruggel, Lawton & Company, LLC
Certified Public Accountants

Elkhart, Indiana
August 8, 2006

**JOHN A. SIBERELL & CO.**

South Bend, Indiana

STATEMENT OF FINANCIAL CONDITION

June 30, 2006

## ASSETS

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash (Note 1) | 1,545,818 |
| Receivables from customers on cash and margin accounts (Note 1) | 317,954 |
| Prepaid expenses | 1,019 |
| Deposits in clearing funds and special reserve | 88,712 |
| Other assets | 270 |
| Total Current Assets | 1,953,773 |
| **PROPERTY AND EQUIPMENT (Note 1)** | |
| Office furnishings | 1,037 |
| Automobile | 19,603 |
| Total | 20,640 |
| Less: accumulated depreciation | 20,539 |
| Net Property and Equipment | 101 |
| **TOTAL ASSETS** | **1,953,874** |

## LIABILITIES AND PARTNERSHIP CAPITAL

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts payable | 2,153 |
| Accounts payable - other | 44,574 |
| Total Current Liabilities | 46,727 |
| **PARTNERSHIP CAPITAL** | **1,907,147** |
| **TOTAL LIABILITIES AND PARTNERSHIP CAPITAL** | **1,953,874** |

*The Notes to Financial Statments are an integral part of this statement.*

**JOHN A. SIBERELL & CO.**

South Bend, Indiana

**STATEMENT OF INCOME**

For the Year Ended June 30, 2006

| | Amount | % |
|---|---|---|
| REVENUES | | |
| Commissions | 195,242 | 93.90 |
| Interest | 12,675 | 6.10 |
| Total | 207,917 | 100.00 |
| EXPENSES | | |
| Commissions and floor brokerage | 15,735 | 7.57 |
| Communications | 22,155 | 10.66 |
| Occupancy | 18,670 | 8.98 |
| Salaries | 75,166 | 36.15 |
| Other operating expenses | 39,584 | 19.04 |
| Total | 171,310 | 82.40 |
| **NET INCOME** | **36,607** | **17.60** |

*The Notes to Financial Statements are an integral part of this statement.*

## JOHN A. SIBERELL & CO.

South Bend, Indiana

### STATEMENT OF CHANGES IN PARTNERSHIP CAPITAL

For the Year Ended June 30, 2006

| | |
|---|---|
| PARTNERSHIP CAPITAL, BEGINNING OF YEAR | 2,082,656 |
| Net income for the year | 36,607 |
| | 2,119,263 |
| Partner draws for the year | (212,116) |
| **PARTNERSHIP CAPITAL, END OF YEAR** | **1,907,147** |

*The Notes to Financial Statements are an integral part of this statement.*

# JOHN A. SIBERELL & CO.

South Bend, Indiana

## STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2006

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income | 36,607 |
| Adjustments for changes in operating assets and liabilities: | |
| Accounts receivable | (132,771) |
| Prepaid expenses and other current assets | (313) |
| Accounts payable | (8,460) |
| Net Cash Flows from Operating Activities | (104,937) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Draws to partners | (212,116) |
| Proceeds from membership liquidation | 8,350 |
| Net Cash Flows from Financing Activities | (203,766) |
| **DECREASE IN CASH** | (308,703) |
| **CASH AT BEGINNING OF YEAR** | 1,854,521 |
| **CASH AT END OF YEAR** | **1,545,818** |

*The Notes to Financial Statements are an integral part of this statement.*

NOTES TO THE FINANCIAL STATEMENTS
June 30, 2006

## NATURE OF BUSINESS

The Company is a securities broker-dealer located in Northern Indiana. The Company facilitates commissionable transactions for their customers. Customers are primarily located in the Michiana area.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### USE OF ESTIMATES

Management used estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates and assumptions that were used.

### CASH

For purposes of the statements of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. Cash is held at local banks and is insured up to $100,000 by the FDIC.

The Organization occasionally maintains deposits in excess of federally insured limits. Statement of Financial Accounting Standards No. 105 identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. The risk is managed by maintaining all deposits in high quality financial institutions.

### ACCOUNTS RECEIVABLE

Accounts receivable are stated at the amount management expects to collect from outstanding balances related to margin accounts and commission fees. Since these relate to margin accounts and commission fees receivable from customers, management does not deem an allowance for doubtful accounts necessary nor is it required according to the computation for determination of reserve requirements pursuant to Rule 15c3-3.

### PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Routine maintenance and repairs are charged to expense as incurred. When equipment is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses arising from the disposition are reflected in income.

Depreciation is provided over the estimated useful lives of the assets using the straight-line method. A summary of the range of lives by asset category follows:

| | |
|---|---|
| Office furnishings | 3 - 7 years |
| Automobile | 5 years |

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

Securities transactions and related income and expenses are recorded on a settlement date basis which is generally the third business day following the trade date.

INCOME TAXES

The Company, with the consent of the partners, has elected to be taxed as a partnership for federal and state taxes, therefore in lieu of corporate income taxes, the partners are taxed on the Company's taxable income or deduct the Company's loss. Therefore, these statements do not include any provision for federal or state corporate income tax.

PROFIT SHARING

The Company has a SEP plan for all active employees. The Company contributed $5,000 to the plan for the year ended June 30, 2006.

## NOTE 2 – NET CAPITAL RULE

The Company, as a member of the Chicago Stock Exchange, Inc., is subject to the Exchange's Net Capital Rule which requires that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. The ratio for the Company at June 30, 2006 was .024 to 1. As disclosed in the schedule of the computation of net capital at June 30, 2006, the required capital was $250,000 and the net capital was $1,906,027. No material differences exist between the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 in the supplementary information of this report as compared to the corresponding June 30, 2006 filing of the FOCUS Report.

## NOTE 3 – OMISSION OF CERTAIN SCHEDULES FROM REPORT

At June 30, 2006, there was an overconcentration in the margin accounts which was taken into consideration in the computation for determination of reserve requirements pursuant to Rule 15c3-3. With this taken into consideration, the Company was still in compliance with the reserve requirements related to Rule 15c3-3. No additional items were necessary for disclosure concerning information relating to the possession or control requirements under Rule 15c3-3. In addition, no statement of changes in liabilities subordinated to claims of general creditors has been prepared as no such liabilities exist.

## NOTE 4 – AVAILABILITY OF THE STATEMENT OF FINANCIAL CONDITION

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the June 30, 2006 statement of financial condition is available for examination and copying at the Partnership's office, and at the Principal and Chicago Regional Office of the Commission.

## NOTE 5 - LEASE AGREEMENTS

The Company leases office facilities in South Bend, Indiana for $630 per month under an agreement which expires on December 31, 2009.

Minimum lease payments under the agreement are as follows at June 30:

| | |
|---|---|
| 2007 | 7,560 |
| 2008 | 7,560 |
| 2009 | 7,560 |
| Total | 22,680 |

**Kruggel, Lawton & Company, LLC**
*Accountants and Advisors*

Phone 574.264.2247
Fax 574.266.0965

53633 CR 7
Elkhart, IN 46514

www.klcpas.com

# REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTARY INFORMATION

To the Partners
John A. Siberell & Co.
South Bend, Indiana

Our report on our audit of the basic financial statements of John A. Siberell & Co. for the year ended June 30, 2006 appears on page 1. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Kruggel, Lawton & Company, LLC
Certified Public Accountants

Elkhart, Indiana
August 8, 2006

# JOHN A. SIBERELL & CO.

South Bend, Indiana

## SCHEDULE OF COMPUTATION OF NET CAPITAL
## PURSUANT TO RULE 15c3-3

June 30, 2006

(See Report of Independent Auditors on Supplementary Information)

| | |
|---|---|
| Partnership capital (including unrealized gains) | 1,907,147 |
| Ownership equity not allowable as net capital: | |
| Net office furnishings & auto | 101 |
| Other non-allowable assets | 1,019 |
| Net capital | 1,906,027 |
| Required capital (the greater of $250,000 or 6 2/3% of aggregate indebtedness) | 250,000 |
| **EXCESS NET CAPITAL** | **1,656,027** |

No material differences exist between the Computation of Net Capital under Rule 15c3-1 in this schedule and the corresponding June 30, 2006 filing of the FOCUS Report.

# JOHN A. SIBERELL & CO.

South Bend, Indiana

## SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

June 30, 2006

(See Report of Independent Auditors on Supplementary Information)

| | |
|---|---|
| CREDIT BALANCES | |
| Free credit balances and other credit balances in customers' security accounts | 44,574 |
| Total Credit Balances | 44,574 |
| DEBIT BALANCES | |
| Debit balances in customers' cash and margin accounts | 317,954 |
| Less: reduction in margin due to overconcentration | 12,857 |
| Total | 305,097 |
| Less: 1% statutory allowance for doubtful collections | 3,051 |
| Total Debit Balances | 302,046 |
| **EXCESS OF TOTAL DEBITS OVER TOTAL CREDITS** | **257,472** |
| | No reserve is necessary |

No material differences exist between the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 in this schedule and the corresponding June 30, 2006 filing of the FOCUS Report.

**Kruggel, Lawton & Company, LLC**
*Accountants and Advisors*

Phone 574.264.2247
Fax 574.266.0965

53633 CR 7
Elkhart, IN 46514

www.klcpas.com

# REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL

To the Partners
John A. Siberell & Co.
South Bend, Indiana

In planning and performing our audit of the financial statements of John A. Siberell & Co., securities dealer, as of June 30, 2006, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We reviewed the practices and procedures followed by the Company in the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Kruggel, Lawton & Company, LLC

Certified Public Accountants

Elkhart, Indiana
August 8, 2006